[Linn Energy Letterhead]

October 30, 2007

Via Facsimile

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Linn Energy, LLC (the “Company”)

                                                Registration Statement on Form S-3

                                                Filed September 17, 2007

                                                File No. 333-146120

                                                Form 10-K for Fiscal Year Ended

                                                December 31, 2006

                                                Filed March 30, 2007

                                                File No. 0-51719

                                                Form 10-Q for the Quarterly Period Ended

                                                June 30, 2007

                                                Filed August 14, 2007

                                                File No. 0-51719

Dear Mr. Schwall:

We have filed through EDGAR Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-3 (the “Registration Statement”).

Set forth below are our responses to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 17, 2007.  For your convenience, the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter.  References to “we,” “us” and “our” herein refer to Linn Energy, L.L.C. and its consolidated subsidiaries.

General

1.          Many of our comments apply to disclosure that appears in more than one place.  To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

             Response:  We acknowledge the Staff’s comment and will make appropriate corresponding changes throughout the document.

2.          Provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

             Response:   We acknowledge the Staff’s comment and have updated our disclosure in Amendment No. 1 to the extent we believe appropriate and will provide you the opportunity to review any new disclosure, including any additional proposed artwork or graphics.

Form S-3

Information About Forward-Looking Statements, page i

3.          We note your suggestion that the document contains forward-looking statements within the meaning of the federal securities laws, and remind you that Section 27A(b) of the Securities Act states that it does not apply to statements “made in connection with an offering by, or relating to the operations of” a limited liability company.

             Response:   We acknowledge that Section 27A(b) of the Securities Act excludes statements “made in connection with an offering by, or relating to the operations of” a limited liability company from the safe harbor provided by Section 27A.  We have revised the disclosure to remove references to forward looking statements “within the meaning of the federal securities laws”.  [See page i of Amendment No. 1.]

Risk Factors, page 1

4.          Please review to eliminate language that mitigates the risk you present, such as the statement at page 12 that a “majority of the material weaknesses have been remediated.”  In that example, instead create a new risk factor in which you emphasize that not all material weaknesses have been remediated, if true.  Other examples of mitigating language include various statements that begin or precede “although” or “however.”

             Response: We acknowledge the Staff’s comment and have revised the risk factors to delete mitigating language.  [See pages 7 and 12 of Amendment No. 1.]

We have significant indebtedness under our credit facility . . . . page 3

5.          We note your disclosure that you depend on your credit facility for future capital needs and to fund a portion of your distributions.  Please expand your disclosure to include your historical experience of utilizing your credit facility to fund your distributions.

             Response:   We acknowledge the Staff’s comment and we have revised the risk factor to include the modified sentence that clarifies that we do draw from our credit facility to pay cash distributions, “We depend on our credit facility for future capital needs and to fund distributions.”  [See page 4 of Amendment No. 1.]

             While we believe we generate EBITDA and cash flow to fund our distributions, from a practical cash management perspective, excess cash flow is used for on-going capital needs and therefore we draw from our credit facility at the time we pay distributions.

If we fail to develop or maintain an effective system of internal controls . . . . page 11

6.          Revise your heading to state clearly that your current controls are not effective, if true.

             Response:  We acknowledge the Staff’s comment and have included the following additional disclosure [See page 12 of Amendment No. 1.]

“As of June 30, 2007, we concluded that our disclosure controls and procedures were not effective.”

As a result of this and subsequent contractually required registrations . . . . page 13

7.          Rather than stating that the registration statement “must be declared effective by the SEC,” recast the risk factor to state in each case the potential result or impact if your registration statement is not effective by the applicable deadline.  We note the related disclosure at page 48 of the Form 10-K.  Also revise the disclosure here and elsewhere to clarify which units are included in this registration statement.

             Response:  We acknowledge the Staff’s comments and have revised the risk factor to indicate that liquidated damages could result if the registration statements are not declared effective by the applicable deadline.  We have also revised the disclosure to clearly indicate which units are included in the Registration Statement.  [See page 14 of Amendment No. 1.]

Our Cash Distribution Policy, page 17

8.          Provide historical information regarding your cash distribution policy.  Include a table showing your historical distribution since inception.

             Response:  We acknowledge the Staff’s comment and have included the following additional disclosure to provide historical information regarding our cash distribution policy. [See page 17 of Amendment No. 1]

             The following schedule represents our distribution history since our IPO in January 2006:

Distribution Date	Record Date	Distribution per Unit	Distributions (in Thousands)

May 15, 2006	May 5, 2006	$0.32	$8,826
August 14, 2006	August 4, 2006	$0.40	$11,033
November 14, 2006	October 20, 2006	$0.43	$12,196
February 14, 2007	January 29, 2007	$0.52	$22,745
May 15, 2007	May 3, 2007	$0.52	$30,001
August 14, 2007	August 2, 2007	$0.57	$37,419

Description of the Units, page 17

9.          Confirm to us that the provision regarding constructive termination for tax purposes that you describe at page 16 in the Risk Factors section has not been triggered at any time since your inception.  In that regard, we note the number of outstanding units you list in this section and the sales you describe at pages 13-14.

             Response:  We have analyzed the applicable tax regulations related to constructive termination of the MLP for tax purposes, and we note that the applicable regulations exclude units issued in connection with a private equity placement.  Our analysis currently shows that there has not been a constructive tax termination of the partnership, based on our current change of ownership analysis and the fact that a significant number of our outstanding units are restricted from public trading.

10.        Prior to requesting accelerated effectiveness, you must amend to provide all required disclosure pursuant to Item 202 of Regulation S-K.  In that regard, we note your reference to “additional provisions” in the LLC agreement.  We also note your purported incorporation by reference at page 43 to “any subsequent amendment” to your Form 8-A, which reference is not sufficiently precise.

             Response:  We have revised the Registration Statement to include additional disclosure regarding the terms of our Limited Liability Company Agreement.  Please see “Our

             Limited Liability Company Agreement,” beginning on page 19 of Amendment No. 1.  We have revised the Registration Statement to remove the purported incorporation by reference to “any subsequent amendment” to our Form 8-A.  [Please see page 56 of Amendment No. 1.]

11.        Similarly, you will need to obtain and file an opinion of counsel that does not assume that “a prospectus supplement will have been prepared and filed with the Commission describing the Units offered thereby.

             Response:  The opinion letter from Vinson & Elkins L.L.P. has been revised to delete the qualifying language that “a prospectus supplement will have been prepared and filed with the Commission describing the Units offered thereby” and is attached as Exhibit 5.1 to Amendment No. 1.

Selling Unitholders, page 39

12.        We note the disclosure that you have not sought to verify any information supplied to you by the selling unitholder.  You are responsible for the accuracy and completeness of all disclosure in your filings with the Commission.

             Response:  We acknowledge that we are responsible for the accuracy and completeness of all disclosure in our filings with the Commission.

13.        Provide a legend for the asterisk in the fifth column of your table.

             Response:   We have included an appropriate legend for the fifth column of the table.  [See page 49 of the Amendment No. 1.]

14.        Disclose whether any selling unitholder is a broker-dealer.  If so, identify it as an underwriter unless you can state that it obtained the securities being registered for resale as compensation for investment banking services.

             Response:  We have indicated which selling unitholders are broker-dealers and stated that each may be deemed to be an underwriter under the Securities Act of 1933, as amended. [See page 47  and the footnotes to the Selling Unitholder table beginning on page 49 of Amendment No. 1.]

15.        Similarly, as you have done with Lehman Brothers MLP Partners, LP, disclose whether any other selling unitholder is an affiliate of a broker-dealer.  If so, identify it as an underwriter, unless you can state that it purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

             Response:  We have indicated which selling unitholders are affiliates of a broker-dealer and stated that each represented to us that it purchased the securities in the ordinary course of business and had no agreement or understanding with any party to distribute the securities. [See page 47 and the footnotes to the Selling Unitholder table beginning on page 49 of Amendment No. 1.]

16.        Please disclose the natural persons who exercise voting and/or investment power with respect to the securities to be offered for resale by each of the selling unitholders.  See Interpretation I.60 of the July 1997 manual of publicly available Corporation Finance telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance telephone interpretations manual.

             Response:  We have included a footnote to the selling unitholder table to disclose the natural persons that exercise voting and/or investment power with respect to the securities offered for resale.  [See the footnotes to the Selling Unitholder table beginning on page 49 of Amendment No. 1.]

Where You Can Find More Information, page 43

17.        Revise to provide updated, corrected and comprehensive information regarding the filings and the corresponding dates.

             Response:  We believe that the information provided in the Registration Statement originally remains current and complete as of the date of the Amendment No. 1.

Exhibit 5.1, Opinion of Counsel regarding legality

18.        Please obtain and file an opinion that does not include assumptions (ii) and (iv), or explain to us why those assumptions are necessary and appropriate.  The opinion also should make clear that the registration statement relates to the resale of securities by selling unitholders.

             Response:  The opinion letter from Vinson & Elkins L.L.P. has been revised to delete assumptions (ii) and (iv) and is attached as Exhibit 5.1 to Amendment No. 1.

Form 10-K for the fiscal year ended December 31, 2006

19.        You suggest on the cover page that the equity held by non-affiliates as of June 30, 2006, was $276,160,952 million.”  Please revise or advise.

             Response:   We acknowledge the Staff’s comment regarding the inclusion of the word “million” immediately following $276,160,952.  The inclusion of the word “million” was a typographical error and should not have been included. Please note that we have since filed our Forms 10-Q for the periods ended March 31, 2007 and June 30, 2007 and have correctly stated the number of units outstanding on the cover of each of these documents.  Therefore, due to the minor nature of the error and because the correct number has been publicly disclosed, we believe that it is unnecessary to revise the error on the cover page of our 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations — Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 40

20.          Footnote four to the table of operating data identifies your measure of general and administrative expenses per Mcfe as a performance measure, and explains that such measure excludes unit-based compensation and bonuses paid to certain officers.  Please demonstrate to us why you believe it is appropriate to present a measure of performance that eliminates recurring items.  For additional guidance, refer to question eight of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures found on our website at:

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#item10e

This comment is also applicable to your Form 10-Q for the quarterly period ended June 30, 2007.

Response:   We include the non-GAAP measure of general and administrative expenses per Mcfe with explanatory footnotes to aid the reader in understanding the determination of available cash flow from operations and our primary non-GAAP measure, Adjusted EBITDA. Our management team and others in our industry use this data to evaluate our ability to sustain cash distributions to our unitholders, which is one of the primary metrics used to evaluate our performance.  Consistent with the definition of Adjusted EBITDA, non-cash expenses and the one-time IPO bonus paid to certain officers from the IPO proceeds are excluded.  The reported measure of general and administrative expenses per Mcfe was presented to assist the reader in understanding the relationship between general and administrative expenses and our non-GAAP EBITDA measure.

21.          Please tell us how you calculated the amount of general and administrative expenses per Mcfe of $0.63, for the year ended December 31, 2006.

Response:  We acknowledge the Staff’s comment, and upon further review of our documentation for this calculation we noted that the spreadsheet that supported the calculation contained a formula error for this item, non-GAAP general and administrative expenses per Mcfe for the year ended December 31, 2006.  The amount reported should have been $1.51 per Mcfe and the detailed calculation is presented in the table below.  In response to discovering the formula error, we performed a detailed review of the supporting spreadsheet and noted that the remaining calculations are correct and accurate as reported.

Total reported general & administrative expenses	$39,993
less: unit-based compensation	(21,643)
less: IPO bonuses	(2,039)
Total non-GAAP general & administrative expenses	$16,311
divided by: total production (Mmcfe)	10,818

per Mcfe (non-GAAP)	$1.51

In addition, we refer you to the text included in “Management’s Discussion and Analysis of Financial Condition and Results of Operation-Expenses” [See page 41 of our Annual Report on Form 10-K for the year ended December 31, 2006].  The metric in question is not referred to in this discussion, or elsewhere in management’s discussion and analysis.  Rather, we include details regarding the reasons for the increase in total general and administrative expenses for the year ended December 31, 2006, as compared to the prior year.  Since we have described the reasons for the increase in our general and administrative expenses in this section completely and accurately, if we were to correct the tabular data point, we would not change any of the other related disclosures.  Given that this error did not lead to erroneous statements in our discussion and analysis regarding the increase in our total general and administrative expenses, we respectfully request approval to correct the tabular data point on a prospective basis only, in our Form 10-K for the year ended December 31, 2007.

Revenues, page 41

22.          We note your revenues for the year ended December 31, 2006 varied materially with respect to revenues for the year ended December 31, 2005.  However, your discussion does not appear to provide insight into the underlying reasons for variances and guidance on whether historical amounts are indicative of expected results.  The objective should be to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance.  We note for example that:

•                                          you explain that the increase in revenue is a result of increased production with limited discussion of the extent your increase was a result of acquisitions, drilling, improved recovery, etc.

•                                          you do not appear to address the impact fluctuating prices had on your revenues.

Please revise your disclosure to provide additional information into the underlying reasons for variances, and a discussion of known trends, demands, commitments, events and uncertainties that are reasonably likely to have a material effect on your financial condition or results of operations.  Please refer to FRC Section 501.12 for further guidance.

This comment is also applicable to your Form 10-Q for the quarterly period ended June 30, 2007.

Response:   Consistent with our history, revenue variances are most significantly driven by volumes, as disclosed and highlighted in the executive summaries of both our Annual Report on Form 10-K for the year ended December 31, 2006 [See Page 38] and our Quarterly Report on Form 10-Q for the period ended June 30, 2007 [See Page 21], where we include the statement “Because of our rapid growth through acquisitions and development of our properties, our historical results of operations and period-to-period comparisons of these results and certain financial data may not be meaningful or indicative of future results.”  We recognize that typically oil and gas revenues are a function of both volume and price.  As disclosed in our tabular analysis of variances, we noted that volumes increased for the year 2006 over 2005 approximately 82%, and for the six months and the three months ended June 30, 2007 approximately 219% and 208%, respectfully.  Since revenues increased primarily due to our increased volumes, our management’s discussion and analysis focused primarily on the underlying reasons for the volume increases.  However, we recognize that price variances may have a more significant impact on our revenues in the future and acknowledge that enhanced disclosures and discussion of changes in price may be prudent.  Given that price variances did not significantly impact our revenues during the periods in question, we respectfully request approval to enhance this disclosure on a prospective basis only, beginning with our Form 10-Q for the period ended September 30, 2007.

Contractual Obligations, page 50

23.          Within your summary table of contractual obligations you have excluded amounts related to oil and gas derivatives.  Item 303(a)(5) of Regulation S-K requires that table of contractual obligations present all long-term liabilities reflected on the balance sheet under GAAP.  Please tell us why you believe it is appropriate to exclude such items from your table of contractual obligations.

Response:  We acknowledge the Staff’s comment and agree that our liabilities related to oil and gas derivatives should be included in the summary table of contractual obligations.  In our Annual Report on Form 10-K for the year ended December 31, 2006, we disclose quantitative and qualitative information about our oil and gas derivative liabilities and the settlements expected over five years.  [See pages 46,54,56,60,67 and 85]

We have disclosed in our Form 10-K for the year ended December 31, 2006 (in anagement’s discussion and analysis, the balance sheet and footnotes to the financial statements) the balance in our liability for oil and gas derivatives and the expected settlements over five years.  While we have not complied with the technical requirements for preparation of the summary of contractual obligations table, we believe that we have provided the relevant information elsewhere in our Form 10-K.  Thus, we respectfully request that we be allowed to present our liabilities related to oil and gas derivatives in our table of contractual obligations on a prospective basis only, in our Form 10-K for the year ended December 31, 2007.

Non-GAAP Financial Measure, page 51

24.          You explain that you are presenting the measure of Adjusted EBITDA, because “. . . this financial measure indicates to investors whether or not we are generating cash flow at a level that can sustain or support an increase in our quarterly distribution rates.”  Please expand your management’s discussion and analysis to disclose the historical impact your distributions have had and are expected to have on your liquidity and capital resources.

Response:   We acknowledge the Staff’s comment, and have included additional disclosures to the Registration Statement (as indicated in 8 above), which provide the historical cash distributions made by us.  As disclosed in the Registration Statement, we  distribute quarterly all available cash flow from operations, which excludes cash reserves established by our Board of Directors.  In determining the amount of cash to be distributed to our unitholders, our Board of Directors reserves cash necessary to meet our expected liquidity and capital resources requirements.

Directors, Executive Officers and Corporate Governance, page 96

25.          Each biographical sketch should provide complete information for the past five years, with no gaps or ambiguities as to time or positions held.  For example, we refer you to the sketches you provide for Ms. Anderson at page 13 and Mr. Walker at page 14, as well as the sketches you provide for Ms. Ripley and Mr. Smith in the definitive proxy statement.  See also prior comment 34 from our 10/21/2005 letter regarding your Form S-1 (file no. 333-125501).

Response:  We acknowledge the Staff’s comment and will provide the revised disclosure below for Mr. Ellis, Ms. Anderson, Ms. Ripley and Mr. Walker. Mr. Smith no longer serves as a director.  We respectfully request that we be permitted to provide this disclosure prospectively in our Form 10-K for the year ended December 31, 2007 and in our Definitive Proxy Statement for our 2007 Annual Meeting.

                Mark E. Ellis has been the Executive Vice President and Chief Operating Officer of the Company since December 2006.   Mr. Ellis has over 25 years of experience in the oil and gas industry, most recently serving as President, Lower 48 for ConocoPhillips from April 2006 to November 2006. Prior to joining ConocoPhillips, Mr. Ellis served as Senior Vice President of North American Production for Burlington Resources from September 2004 to April 2006.  He served as President of Burlington Resources Canada Ltd. in Calgary from October 2000 to

September 2004.  Mr. Ellis joined Burlington Resources in 1985 and also held the positions of Vice President of the San Juan Division, Vice President and Chief Engineer and Manager of Acquisitions. He began his career at Superior Oil, where he served in several engineering positions in the Onshore and Offshore divisions.  Mr. Ellis is a member of the Society of Petroleum Engineers and a past board member of the New Mexico Oil & Gas Association, the Board of Governors of the Canadian Association of Petroleum Producers and served on the Foundation Board of the Alberta Children’s Hospital. Mr. Ellis currently serves on the Board of The Center for Hearing and Speech in Houston, Industry Board of Petroleum Engineering at Texas A&M University and the Visiting Committee of Petroleum Engineering at the Colorado School of Mines.

                Lisa D. Anderson has been the Senior Vice President and Chief Accounting Officer of the Company since July 2006.  Ms. Anderson oversees the Company’s accounting, financial reporting and internal control functions. Her career spans over 20 years of financial accounting and consulting experience and includes previous leadership positions with international risk consulting firms and as an audit partner with a major international accounting firm, where she specialized in the natural gas and oil industry.  Before joining the Company, she was the Managing Director leading the Financial Reporting Risk Services practice for Protiviti from November 2005 until July 2006.  She served as a Managing Director with Jefferson Wells from January 2002 to August 2005.  Prior to 2002, she was an Assurance Partner with KPMG LLP.  Ms. Anderson is a Certified Public Accountant and a Certified Internal Auditor. She is a member of the American Institute of Certified Public Accountants, Texas Society of CPAs and the Institute of Internal Auditors. In addition, she has served on the Presidential Advisory and the Educational Curriculum Committees of the Texas Society of Certified Public Accountants and has published articles related to financial reporting trends and value-added internal auditing.

                Charlene A. Ripley is the Senior Vice President, General Counsel and Corporate Secretary of the Company, and has served in that position since April 2007. Prior to joining the Company, Ms. Ripley held the position of Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer at Anadarko Petroleum Corporation from 2006 until April 2007 and served as Vice President, General Counsel and Corporate Secretary from 2004 until 2006, Vice President and General Counsel from 2003 to 2004 and Vice President, General Counsel and Secretary of Anadarko Canada Corporation and its predecessor companies since 1998.  She served as Senior Counsel for Norcen Energy Resources Limited since 1997.

                Arden Walker is the Senior Vice President — Western Operations and Chief Engineer of the Company.  Mr. Walker joined the Company in February 2007 to oversee its Western operations, which includes California, Oklahoma and Texas.  In addition, Mr. Walker serves in the capacity of chief engineer for the Company and is responsible for the Company’s reserve review and booking processes.  From April 2006 until he joined the Company in February 2007, Mr. Walker served as Asset Development Manager, San Juan Business Unit for ConocoPhillips Company.  From June 2004 to April 2006, Mr. Walker served as General Manager, Asset Development in San Juan Division for Burlington Resources.  From January 2002 until June 2004, Mr. Walker served as Business Development Manager in San Juan Division for Burlington Resources.  Mr. Walker began his career with El Paso Exploration Company in 1982 and has served in a broad range of engineering, business development and management positions with Burlington Resources since that time.  Mr. Walker is a member of the Society of Petroleum Engineers, Independent Petroleum Association of America, California Independent Petroleum Association, and has served on the Board for Farmington Boys and Girls Club since 2004.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Cover

26.          We note you identify yourself as a Non-Accelerated Filer.  Given the definitions in Rule 12b-2 of the Exchange Act, please tell us why you believe you are not an Accelerated Filer.

Response:  We have made our annual assessment of our filer status for the fiscal year ended December 31, 2007, under the definitions set forth in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.  As of the last business day of the second fiscal quarter of 2007, or June 29, 2007, our public float was approximately $1.978 billion; therefore, as our public float is over $700 million and we meet the other accelerated filer criteria, we will enter accelerated filer status on December 31, 2007 as a Large Accelerated Filer.

We also made an annual assessment of our filer status for the fiscal year ended December 31, 2006.  As of the last business day of the second fiscal quarter of 2006 our public float was approximately $276.2 million; therefore, as our public float was less than $700 million, we were a non-accelerated filer at December 31, 2006.  Under Rule 12b-2, we continue as a non-accelerated filer until the next fiscal year end (December 31, 2007) at which time we reassess our status as noted above.  Based on this analysis, at June 30, 2007 we were not an accelerated filer.

Financial Statements

Note  3 — Unitholders’ Capital, page 12

27.          We note your disclosure regarding private placements and note that they require you to take registration statements effective by certain dates.  Please expand your disclosure to explain the extent to which these contractual arrangements result in penalties to you and indicate whether or not you believe they are probable.  Refer to SFAS 5.  We note your related disclosure on page 31.  This comment also applies to your disclosure in financial statements for the period ended December 31, 2006.

Response:  We respectfully refer you to our disclosure on page 13 of our Quarterly Report on Form 10-

Q for the period ended June 30, 2007, under the heading “Liquidated Damages.”  In this paragraph we state, in part, “The Company does not believe it is probable that it will be required to make such payments…”  In addition, we disclose “The potential payments under the agreements are 0.25% of the gross proceeds for each 30 day period that the registration deadlines are not met, up through 90 days.  Subsequent to 90 days, the potential payments would increase for each 30 day period, up to a maximum of 1.0% of the gross proceeds of each offering.”

In addition, we respectfully refer you to our disclosure on page 74 of our Annual report on Form 10-K for the year ended December 31, 2006 in which we state, “The Company does not believe it is probable that it will be required to make such payments…” and “Such amounts, if any, would not be expected to be material to the Company’s financial position or results of operations.”

We feel we have disclosed our potential liquidated damages in our Quarterly Report on Form 10-Q for the period ended June 30, 2007 and in our Annual Report on Form 10-K for the year ended December 31, 2006 in compliance with the requirements of SFAS 5 and as such, respectfully request that we not be required to revise either of these documents with respect to our disclosures about potential liquidated damages in question.  In addition, we have performed our SFAS 5 analysis for the period ended September 30, 2007.  In doing so, we considered events that have occurred, including attainment of waivers and approval of subsequent acquisitions that have significantly reduced the probability of any liquidated damage payments and extended the date by which any liquidated damage payments could become payable.  We continue to believe, as disclosed, that under SFAS 5, no liability is probable.

Controls and procedures, page 37

28.          We note your disclosure that your Chief Executive Officer and Chief Financial Officer determined that your disclosure controls and procedures were not entirely effective.  Please revise your disclosure to indicate whether or not they were effective.

Response:  We acknowledge that our Controls and Procedures disclosure for the period ended June 30, 2007 is rendered ambiguous by using the word “entirely” in our statement about the effectiveness of our disclosure controls and procedures.  We believe, however, that we did unambiguously disclose that we had material weaknesses that were not remediated as of June 30, 2007 by including in this disclosure the statement on page 37 and on page 38 “Regarding review controls, including controls over significant computations involving estimates and judgment, we believe that these internal controls have not been implemented and operational for a sufficient period of time to demonstrate they are operating effectively and have thus not been remediated.”

Given that we disclosed the state of our remediation efforts in an unambiguous manner that gave no impression that our material weaknesses were completely remediated, we respectfully request to update this disclosure on a prospective basis by excluding the word “entirely” from this disclosure in our Quarterly Report Form 10-Q for the period ended September 30, 2007 and instead state “…our Chief Executive Officer and Chief Financial Officer continue to conclude that our disclosure controls and procedures were not effective as of September 30, 2007.”

Engineering Comments

Form S-3

Linn Energy, LLC, page 1

29.          We note your statements, “From inception through April 31, 2007, we have completed, or have pending, 20 significant acquisitions of oil and gas properties and related gathering and pipeline assets for an aggregate purchase price of approximately $3.3 billion, subject to customary post-closing adjustment, with total proved reserves of approximately 1.6 Tcfe, or an acquisition cost of approximately $2.06 per Mcfe (including the amounts allocated to unproved leasehold).” and “Our proved reserves at December 31, 2006 were 454.1 Bcfe, of which approximately 60.3% were gas and 39.7% were oil.”  In order to reconcile your 2006 year-end reserve figures — 454 BCFE total and 313 BCFE developed — with the acquisition total of 1.6 TCFE, please amend your document to disclose separately the 2007 acquisitions completed or pending as of August 31, 2007.  Please include the acquisition price, the proved reserves and the proved developed reserves you attributed to each acquisition.

Response:   We acknowledge the Staff’s comment, and we have included the following table in Amendment No. 1, which details the additional information per your request [See page 1 of Amendment No. 1].

Date	Proved Reserves* (Bcfe)	Proved Developed Reserves* (Bcfe)	Location	Aggregate Contract Price (in millions)

Jan 2007	20.8	9.9	West Virginia	$33.0
Jan 2007	2.8	2.8	West Virginia	5.9
Feb 2007	308.2	137.1	Texas	415.0
Jun 2007	43.5	29.1	Texas	90.5
Aug 2007	744.9	589.8	Texas, Oklahoma and Kansas	2,050.0
Oct 2007	10.8	4.8	Texas	22.5
	1,131.0	773.5		$2,616.9

* Reserves subject to adjustment based on analysis by our independent engineering firm.

Risk Factors, page 1

Our estimated reserves are based on may assumptions that may prove to be inaccurate . . . ., page 6

30.          Financial Accounting Standard 69, paragraph 30e requires the use of a ten percent discount factor for present value calculations.  Please amend your document to repair the statement, “In addition, the 10% discount factor, required to be used pursuant to SEC Regulation S-X Rule 4-10 when calculating discounted future net cash flows, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general.”

Response:   We acknowledge the incorrect reference to S-X Rule 4-10 as the basis for

10% discount factor in our Form 10-K for the year ended December 31, 2006.  We have revised the related disclosure in Amendment No. 1 to read as follows “In addition, the 10% discount factor, required to be used pursuant to Statement of Accounting Standard No. 69, when calculating discounted future net cash flows, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general.”

[See page 6 of Amendment No. 1.]

Given we have made the disclosure in Amendment No. 1 and the immaterial nature of this incorrect reference, we respectfully request to correct this statement on a prospective basis only, in our Form 10-K for the year ended December 31, 2007,

Experts, page 45

31.          We note your statement, “The reserve report of DeGolyer and MacNaughton for our reserves as of December 31, 2006 is incorporated by reference herein. . .”  We could find no evidence that this report has been filed with us.  Please file this item and specify in your incorporation where that document is located or remove this statement from your document.

Response:  We have revised the disclosure to eliminate the reference to the report being incorporated by reference herein.  [See page 57 of Amendment No. 1].

Form 10-K for the fiscal year ended December 31, 2006

Business and Properties, page 1

Production and Price History, page 6

32.          Please amend your document to present the average annual oil and gas prices before and after the effects of your oil and gas hedging program.  Please include your average annual unit production costs.  Refer to SEC Industry Guide 2 for guidance.

Response:   We acknowledge the Staff’s comment and we propose to include prospectively, the following to the language currently found on page 6 of our Form 10-K for the year ended December 31, 2006:

	Year Ended December 31,
	2006	2005	2004
Weighted Average Prices:
Gas (Mcf)	$7.17	$9.24	$6.27
Oil (Bbl)	$50.68	$52.55	$37.83
Total (Mcfe)	$7.43	$9.23	$6.27

Average Unit Costs per Mcfe of Production (Non-GAAP):
Operating expenses	$1.67	$1.52	$1.53
Depreciation, depletion and amortization	$2.23	$1.51	$1.17

We respectfully submit that the average cost disclosures as well as realized hedge gains, which would enable the computation of weighted average prices noted above are presented on page 36 and page 40 of our Annual Report on Form 10-K for the year ended December 31, 2006.  While we agree the above information is required in Item 1 per SEC Industry Guide 2, we respectfully request to include this information within Item 1 on a prospective basis only, in all future Forms 10-K.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Oil and Gas Reserve Quantities, page 53

33.          We note your statements, “DeGolyer and MacNaughton prepared a reserve and economic evaluation of all our properties on a well-by-well basis as of December 31, 2006.  and “We prepare our reserve estimates, and the projected cash flows derived from these reserve estimates, in accordance with SEC guidelines.  The independent engineering firm described above adheres to the same guidelines when preparing their reserve reports.”  Please affirm to us, if true, that your year-end 2006 disclosed proved reserve volumes were estimated by DeGolyer and McNaughton.  If not true, please explain to us who estimated those reserves.

Response: We affirm that our year-end 2006 disclosed proved reserve volumes were estimated by DeGolyer and McNaughton.

Should the Staff have any questions or comments, please contact the undersigned at (281) 840-4119 or Jeffery K. Malonson at (713) 758-3824.

Very truly yours,

LINN ENERGY, LLC

By:	/s/ CHARLENE A. RIPLEY
Charlene A. Ripley
Senior Vice President, General Counsel and
Corporate Secretary